SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Explanatory Note:

This Form 11-K/A is being filed to include the written consent of PricewaterhouseCoopers LLP that was omitted from the Form 11-K previously filed with respect to the fiscal year ended December 31, 2003 for the MBIA Inc. 401(k) Plan. The consent is attached as Exhibit 23 hereto.

Exhibits:

The following exhibits are filed herewith:

Exhibit 23 (Consent of PricewaterhouseCoopers LLP)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Form 11-K/A (Amendment No. 1) to be signed on its behalf by the undersigned thereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: July 6, 2004	/s/ NICHOLAS FERRERI
Nicholas Ferreri Vice President Chief Financial Officer